P R O S P E C T U S	Filed pursuant to Rule 424(b)(1)
Registration File No. 333-129713

Corporation

28,000,000 Shares
Common Stock

This prospectus relates to the offer and sale of up to 28,000,000 shares of the common stock of Arotech Corporation from time to time by our certain of our stockholders listed in this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “ARTX.” The last reported sale price for our common stock on November 23, 2005 as quoted on the Nasdaq National Market was $0.39 per share. See “Risk Factors - Market-Related Risks - If our shares were to be delisted, our stock price might decline further and we might be unable to raise additional capital,” on page 17.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 9 for various risks that you should consider before you purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2005

Unless the context otherwise requires, references to us refer to Arotech Corporation and its subsidiaries.

SUMMARY

The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the “Risk Factors” section, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, “we,”“us,”“our” and similar terms refer to Arotech Corporation and its subsidiaries and not to the Selling Stockholders.

Arotech™ is a trademark, and Electric Fuel® is a registered trademark, that belongs to us. All company and product names mentioned may be trademarks or registered trademarks of their respective holders.

About Us

We are a defense and security products and services company, engaged in three business areas: high-level armoring for military, paramilitary and commercial air and ground vehicles; interactive simulation for military, law enforcement and commercial markets; and batteries and charging systems for the military. We operate primarily as a holding company, through our various subsidiaries, which we have organized into three divisions. Our divisions and subsidiaries (all 100% owned by us, unless otherwise noted) are as follows:

➢
We develop, manufacture and market advanced hi-tech multimedia and interactive digital solutions for use-of-force and driving training of military, law enforcement, security and other personnel through our Simulation and Security Division:

•
We provide simulators, systems engineering and software products to the United States military, government and private industry through our subsidiary FAAC Incorporated, located in Ann Arbor, Michigan (“FAAC”); and

•	We provide specialized “use of force” training for police, security personnel and the military through our subsidiary IES Interactive Training, Inc., located in Littleton, Colorado (“IES”).

➢	We manufacture aviation armor and we utilize sophisticated lightweight materials and advanced engineering processes to armor vehicles through our Armor Division:

•
We manufacturer ballistic and fragmentation armor kits for rotary and fixed wing aircraft, marine armor, personnel armor, military vehicles and architectural applications, including both the LEGUARD Tactical Leg Armor and the Armourfloat Ballistic Floatation Device, which is a unique vest that is certified by the U.S. Coast Guard, through our subsidiary Armour of America, located in Los Angeles, California, (“AoA”); and

•
We use state-of-the-art lightweight ceramic materials, special ballistic glass and advanced engineering processes to fully armor vans and SUVs, through our subsidiaries MDT Protective Industries, Ltd., located in Lod, Israel (“MDT”), of which we own 75.5%, and MDT Armor Corporation, located in Auburn, Alabama (“MDT Armor”), of which we own 88%.

➢
We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications and we pioneer advancements in Zinc-Air technology for electric vehicles through our Battery and Power Systems Division

•
We develop and sell rechargeable and primary lithium batteries and smart chargers to the military and to private industry in the Middle East, Europe and Asia through our subsidiary Epsilor Electronic Industries, Ltd., located in Dimona, Israel (in Israel’s Negev desert area) (“Epsilor”);

•
We manufacture and sell Zinc-Air fuel cells, batteries and chargers for the military, focusing on applications that demand high energy and light weight, through our subsidiary Electric Fuel Battery Corporation, located in Auburn, Alabama (“EFB”); and

•
We produce water-activated lifejacket lights for commercial aviation and marine applications, and we conduct our Electric Vehicle effort, through our subsidiary Electric Fuel (E.F.L.) Ltd., located in Beit Shemesh, Israel (“EFL”).

Simulation and Security Division

We develop, manufacture and market advanced hi-tech multimedia and interactive digital solutions for use-of-force and driving training of military, law enforcement, security and other personnel through our Simulation and Security Division, the largest of our three divisions. During 2004, 2003 and 2002 revenues from our Simulation and Security Division were approximately $21.5 million, $8.0 million and $2.0 million, respectively (on a pro forma basis, assuming we had owned all components of our Simulation and Security Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $21.5 million, $17.9 million and $20.3 million, respectively).

VEHICLE SIMULATORS

We provide simulators, systems engineering and software products to the United States military, government and private industry through our wholly-owned subsidiary, FAAC Corporation, based in Ann Arbor, Michigan. Our fully interactive driver-training systems feature state-of-the-art vehicle simulator technology enabling training in situation awareness, risk analysis and decision making, emergency reaction and avoidance procedures, and conscientious equipment operation. We have an installed base of over 220 simulators that have successfully trained over 100,000 drivers. Our customer base includes all branches of the U.S. Department of Defense, state and local governments, and commercial entities.

In the area of Military Operations, we are a premier developer of validated, high fidelity analytical models and simulations of tactical air and land warfare for all branches of the Department of Defense and its related industrial contractors. Our simulations are found in systems ranging from instrumented air combat and maneuver ranges (such as Top Gun) to full task training devices such as the F-18 Weapon Tactics Trainer. We are also the leading supplier of wheeled vehicle simulators to the U.S. Armed Forces for mission-critical vehicle training.

We supply on-board software to support weapon launch decisions for the F-15, F-18, and Joint Strike Fighter (JSF) fighter aircraft. Pilots benefit by having highly accurate presentations of their weapon’s capabilities, including susceptibility to target defensive reactions. We designed and developed an instructor operator station, mission operator station and real-time, database driven electronic combat environment for the special operational forces aircrew training system. The special operational forces aircrew training system provides a full range of aircrew training, including initial qualification, mission qualification, continuation, and upgrade training, as well as combat mission rehearsal.

USE-OF-FORCE TRAINING

We are a leading provider of interactive, multimedia, fully digital training simulators for law enforcement, security, military and similar applications. With a customer base of over 700 customers in over twenty countries around the world, we are a leader in the supply of simulation training products to military, law enforcement and corporate client communities. We believe, based on our general knowledge of the size of the interactive use-of-force market, our specific knowledge of the extent of our sales, and discussions we have held with customers at trade shows, etc., that we provide more than 35% of the world-wide market for government and military judgment training simulators. We conduct our interactive training activities through our subsidiary IES Interactive Training, Inc. (“IES”), a Delaware corporation based in Littleton, Colorado.

We offer consumers the following interactive training products and services:

➢	Range 3000 - providing use-of-force simulation for military and law enforcement. We believe that the Range 3000 is the most technologically advanced judgment training simulator in the world.

➢	A2Z Classroom Trainer - a state-of-the-art computer based training (CBT) system that allows students to interact with realistic interactive scenarios projected life-size in the classroom.

➢
Range FDU (Firearms Diagnostic Unit) - a unique combination of training and interactive technologies that give instructors a first-person perspective of what trainees are seeing and doing when firing a weapon.

➢	Milo (Multiple Interactive Learning/training Objectives) - a simulator designed with “plug in” modules to customize the training system to meet end user needs.

➢	Summit Training International - providing relevant, cost-effective professional training services and interactive courseware for law enforcement, corrections and corporate clients.

➢
IES Studio Productions - providing cutting edge multimedia video services for law enforcement, military and security agencies, utilizing the newest equipment to create the training services required by the most demanding authorities.

Most of the customers for our IES products are law enforcement agencies, both in the United States (federal, state and local) and worldwide. Purchasers of IES products have included (in the United States) the FBI, the Secret Service, the Bureau of Alcohol, Tobacco and Firearms, the Customs Service, the Federal Protective Service, the Border Patrol, the Bureau of Engraving and Printing, the Coast Guard, the Federal Law Enforcement Training Centers, the Department of Health and Human Services, the California Department of Corrections, NASA, police departments in Texas (Houston), Michigan (Detroit), D.C., California (Fresno and the California Highway Patrol), Massachusetts (Brookline), Virginia (Newport News and the State Police Academy), Arizona (Maricopa County), universities and nuclear power plants, as well as international users such as the Israeli Defense Forces, the German National Police, the Royal Thailand Army, the Hong Kong Police, the Russian Security Police, users in Mexico and the United Kingdom, and over 700 other training departments worldwide.

Armor Division

We manufacture aviation and other armor and we armor vehicles through our Armor Division. During 2004, 2003 and 2002 revenues from our Armor Division were approximately $18.0 million, $3.4 million and $2.7 million, respectively (on a pro forma basis, assuming we had owned all components of our Armor Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $29.2 million, $10.9 million and $13.3 million, respectively).

AIRCRAFT ARMORING

We are an innovative manufacturer of lightweight personal, vehicle, aviation, architectural and marine ballistic armoring. Our Armor Division has years of battlefield and commercial protection experience and has provided life saving protection under the most extreme conditions. Through our subsidiary Armour of America, located in Los Angeles, California, we manufacturer ballistic and fragmentation armor kits for rotary and fixed wing aircraft, marine armor, personnel armor, military vehicles, architectural applications, including both the LEGUARD Tactical Leg Armor and the Armourfloat Ballistic Floatation Device, which is a unique armored floatation vest that is certified by the U.S. Coast Guard.

We produce two kinds of armor, soft armor and hard armor, to support customer armor requirements. Soft armor, which is capable of protecting against all handguns and 9mm sub guns, is used in our ballistic and fragmentation vest, military vehicle, marine, architectural and special application armor lines. Hard armor, which is capable of protecting against rifle fire up to 50cal/12.7mm API, is used in our ballistic chest plate, aircraft, military vehicle, marine and architectural armor lines. Within these two basic kinds of armor, we offer the product lines listed below.

Fixed and Rotary Wing Aircraft Armor Systems

We design and manufacture ballistic armor systems for a wide variety of fixed and rotary wing aircraft. These systems are in the form of kits, with individual contoured panels which cover the entire aircraft’s floor, walls, seats, bulkheads, walls, oxygen containers, avionics and doors. All of our ballistic armor kits include a complete installation hardware kit containing all items required for installation. The supplied hardware is designed for each individual application in accordance with the installation hardware certification, which has been provided by Lockheed-Martin. Additionally, the fixed and rotary wing aircraft kits have been certified, by an independent test facility that is approved by the FAA, to meet flammability requirements of FAA/FAR 25.853, 12 Second Vertical Test and MIL-STD-810 Environmental Testing.

Military Vehicles Armor Kits

For the military vehicle market, we provide ballistic armor kits to protect against fragmentation and rifle fire, up to 50cal API for Humvees, 2½- and 5-ton trucks, HEMTT wreckers and various construction vehicles. These kits offer varying levels of protection for doors, floors, fuel tanks, air bottles, cargo beds, troop seat backs, critical components and glass. To date, we have protected vehicles deployed in Iraq, Afghanistan, and Kuwait. All of the provided kits are designed for easy field level installation and include required hardware and instructions.

Marine Armor Kits

For the marine market, we manufacture armor kits for the gun mounts on naval ships and riverine patrol boats. During Operation Desert Storm, we designed and manufactured .50 cal AP ballistic panels and deck mount brackets for the U.S. Navy. Since then, we have designed and manufactured armor to fit both the .50 cal and 25mm gun mounts on frigates, destroyers, cruisers and aircraft carriers. The result of this effort is that we have delivered armor systems to individual ships in the class and currently are pursuing armoring additional classes of ships throughout the Navy Command.

Ballistic Vests and Plates and Body Armor

We manufacture a complete line of personal body armor, including concealable, external and special application armor. The concealable armor vest offers complete front, side and back protection using soft, lightweight, high strength proprietary woven ballistic fabrics.

Our external vest line includes assault, tactical, riot, stab and T-panel designs. Each of these designs can be modified to meet the individual wearer of customer’s requirements. Special application vests include the Armourfloat, which to our knowledge is currently the only ballistic/floatation vest approved by the U.S. Coast Guard; the Zip Out armor jacket, which offers covert protection in both a lightweight jacket or vest design; and our helicopter vest, which incorporates a unique protection/comfort design.

We offer a complete line of personal body armor including concealable ballistic vests, military vests and external tactical vests as well as a line of products specially designed for U.S. Navy Seal Teams and various law enforcement agencies in the United States and overseas. Our hard ballistic armor, designed to stop military rifle fire up to and including .50 caliber and European 12.7 mm Armor Piercing Incendiary (API) rounds, is used primarily on fixed and rotary wing aircraft, military ships and military vehicles, as well as in architectural applications.

We have designed and manufactured special operations personal armor including ballistic hand held shields and the LEGUARD® Tactical Leg Armor, which offers complete front protection for the lower thigh, knee, shin and instep.

Other Armor for Specialty Applications

In addition to aircraft, marine, vehicle and vest armor, we also manufacture ballistic and fragmentation blankets and curtains for numerous specialty applications. These applications include operator protection around test equipment; rupture protection of pressure vessels, mechanical failure of production machinery and high pressure piping. Additionally, we have supplied armor for office use in protection of occupants from blast and glass fragments of windows and isolation of security rooms from surrounding environments.

VEHICLE ARMORING

Through our majority-owned MDT Protective Industries Ltd. and MDT Armor Corporation subsidiaries, we specialize in using state-of-the-art lightweight ceramic materials, special ballistic glass and advanced engineering processes to fully armor vans and cars. MDT is a leading supplier to the Israeli military, Israeli special forces and special services. MDT’s products are proven in intensive battlefield situations and under actual terrorist attack conditions, and are designed to meet the demanding requirements of governmental and private sector customers worldwide.

Battery and Power Systems Division

We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications and we pioneer advancements in Zinc-Air technology for electric vehicles through our Battery and Power Systems Division. During 2004, 2003 and 2002 revenues from our Battery and Power Systems Division were approximately $10.5 million, $5.9 million and $1.7 million, respectively (on a pro forma basis, assuming we had owned all components of our Battery and Power Systems Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $10.5 million, $10.8 million and $6.5 million, respectively).

LITHIUM BATTERIES AND CHARGING SYSTEMS FOR THE MILITARY

We sell lithium batteries and charging systems to the military through our subsidiary Epsilor Electronic Industries, Ltd., an Israeli corporation established in 1985 that we purchased early in 2004.

We specialize in the design and manufacture of primary and rechargeable batteries, related electronic circuits and associated chargers for military applications. We have experience in working with government agencies, the military and large corporations. Our technical team has significant expertise in the fields of electrochemistry, electronics, software and battery design, production, packaging and testing.

ZINC-AIR FUEL CELLS, BATTERIES AND CHARGERS FOR THE MILITARY

We base our strategy in the field of Zinc-Air military batteries on the development and commercialization of our Zinc-Air fuel cell technology, as applied in the batteries we produce for the U.S. Army’s Communications and Electronics Command (CECOM) through our subsidiary Electric Fuel Battery Corporation. We will continue to seek new applications for our technology in defense projects, wherever synergistic technology and business benefits may exist. We intend to continue to develop our battery products for defense agencies, and plan to sell our products either directly to such agencies or through prime contractors. We will also look to extend our reach to military markets outside the United States.

Since 1998 we have received and performed a series of contracts from CECOM to develop and evaluate advanced primary Zinc-Air fuel cell packs. Pursuant to these contracts, we developed and began selling in 2002 a 12/24 volt, 800 watt-hour battery pack for battlefield power, which is based on our Zinc-Air fuel cell technology, weighs only six pounds and has approximately twice the energy capacity per pound of the U.S. Army’s standard lithium-sulfur dioxide battery packs - the BA-8180/U battery.

In the second half of 2002, our five-year program with CECOM to develop a Zinc-Air battery for battlefield power culminated in the assignment of a National Stock Number and a $2.5 million delivery order for the newly designated BA-8180/U battery. Subsequent to this initial $2.5 million delivery order, we received additional follow-on orders from the Army.

Our batteries have been used in both Afghanistan (Operation Enduring Freedom) and in Iraq (Operation Iraqi Freedom). In June of 2004, our BA-8180 Zinc-Air battery was recognized by the U.S Army Research, Development and Engineering Command as one of the top ten inventions of 2003.

Our Zinc-Air fuel cells, batteries and chargers for the military are manufactured through our Electric Fuel Battery Corporation subsidiary. In 2003, our EFB facilities were granted ISO 9001 “Top Quality Standard” certification.

ELECTRIC VEHICLE

We believe that electric buses represent a particularly important market for electric vehicles in the United States. An all-electric, full-size bus powered by the Electric Fuel system can provide to transit authorities a full day’s operating range for both heavy duty city and suburban routes in all weather conditions. We conduct our electric vehicle activities through our subsidiary Electric Fuel Ltd.

LIFEJACKET LIGHTS

In 1996, we began to produce and market lifejacket lights built with our patented magnesium-cuprous chloride batteries, which are activated by immersion in water (water-activated batteries), for the aviation and marine safety and emergency markets. Additionally, in 2004 we added two new models to our line of lifejacket light, based on lithium batteries. At present we have a product line consisting of seven lifejacket light models, five for use with marine life jackets and two for use with aviation life vests, all of which work in both freshwater and seawater. Each of our lifejacket lights is certified for use by relevant governmental agencies under various U.S. and international regulations. We manufacture, assemble and package all our lifejacket lights through EFL in our factory in Beit Shemesh, Israel.

Recent Financing

In September 2005, we raised gross proceeds of $17.5 million in a private placement with five institutional investors. In connection with the private placement, we issued and sold an aggregate of $17.5 million principal amount of senior secured notes and one year warrants, which are not exercisable for the six month period following closing, to purchase up to 5,250,000 shares of common stock (30% warrant coverage) at an exercise price of $1.10 per share.

The notes are convertible at the holder’s option at a fixed conversion price of $1.00. The notes have a final maturity date of March 31, 2008 and bear interest at a rate equal to six month LIBOR plus 6% per annum, subject to a floor of 10% and a cap of 12.5%. We will repay the principal amount of the notes over the next two and one-half years, with the principal amount being amortized in twelve payments payable at our option in cash and/or stock, provided certain conditions are met. In the event we elect to make such payments in stock, the price used to determine the number of shares to be issued will be calculated using an 8% discount to the average trading price of our common stock during 17 of the 20 consecutive trading days ending two days before the payment date; we will, as required under Nasdaq rules, solicit the approval of our stockholders to such stock payments at a special meeting of its stockholders to be held before the end of 2005. We also committed ourselves to certain affirmative and negative covenants customary in agreements of this kind.

We used $2.6 million of the proceeds to purchase a letter of credit securing our obligation for future interest payments on the notes, and we used approximately $5.4 million of the net proceeds of the financing to complete the outstanding earnout payment for the acquisition of our FAAC subsidiary. The balance of the proceeds after expenses (including a 5% placement fee) will be used to restore cash used during the year, part of which was invested in our Armour of America (AoA) subsidiary, and to increase working capital.

Under the terms of notes, we have granted the holders (i) a second position security interest in the stock of MDT Armor Corporation, IES Interactive Training, Inc. and M.D.T. Protective Industries, Ltd. and in the assets of IES Interactive Training, Inc. (junior to the security interest of the holders of our 8% secured convertible debentures due September 30, 2006 and in any assets that we acquire in future Acquisitions (as defined in the purchase agreement entered into in the transaction) and a second position security interest in the assets of FAAC Corporation and (ii) a first position security interest in the assets of all of our other active United States subsidiaries, all pursuant to the terms of separate security agreements filed herewith. Our active United States subsidiaries are also acting as guarantors of our obligations under the notes.

We are required to register the resale of the shares of common stock underlying the notes and the warrants.

Facilities

Our principal executive offices are located at 354 Industry Drive, Auburn, Alabama 36830, and our telephone number at our executive offices is (334) 502-9001. Our corporate website is www.arotech.com. Our periodic reports to the Securities Exchange Commission, as well as recent filings relating to transactions in our securities by our executive officers and directors, that have been filed with the Securities and Exchange Commission in EDGAR format are made available through hyperlinks located on the investor relations page of our website, at http://www.arotech.com/compro/investor.html, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Reference to our websites does not constitute incorporation of any of the information thereon or linked thereto into this prospectus.

The offices and facilities of three of our principal subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel’s pre-1967 borders). Most of the members of our senior management work extensively out of EFL’s facilities. IES’s offices and facilities are located in Littleton, Colorado, FAAC’s home offices and facilities are located in Ann Arbor, Michigan, AoA’s offices and facilities are located in Los Angeles, California, and the offices and facilities of EFB and MDT Armor are located in Auburn, Alabama.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus in addition to our financial statements before investing in our common stock. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Business-Related Risks

We have had a history of losses and may incur future losses.

We were incorporated in 1990 and began our operations in 1991. We have funded our operations principally from funds raised in each of the initial public offering of our common stock in February 1994; through subsequent public and private offerings of our common stock and equity and debt securities convertible or exercisable into shares of our common stock; research contracts and supply contracts; funds received under research and development grants from the Government of Israel; and sales of products that we and our subsidiaries manufacture. We have incurred significant net losses since our inception. Additionally, as of September 30, 2005, we had an accumulated deficit of approximately $140.5 million. In an effort to reduce operating expenses and maximize available resources, we intend to consolidate certain of our subsidiaries, shift personnel and reassign responsibilities. We have also substantially reduced senior employee salaries, cut directors’ fees, and taken a variety of other measures to limit spending and will continue to assess our internal processes to seek additional cost-structure improvements. Although we believe that such steps will help to reduce our operating expenses and maximize our available resources, there can be no assurance that we will ever be able to achieve or maintain profitability consistently or that our business will continue to exist.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

Our bank and certificated indebtedness (short and long term) aggregated approximately $24.7 million as of September 30, 2005 (not including trade payables, other account payables and accrued severance pay). In addition, we may incur additional indebtedness in the future. Accordingly, we are subject to the risks associated with indebtedness, including:

•
we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations, future acquisitions of consumer receivable portfolios, and other purposes;

•	it may be more difficult and expensive to obtain additional funds through financings, if available at all;

•
we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

•	if we default under any of our existing debt instruments or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

The occurrence of any of these events could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

The agreements governing the terms of our debentures and notes contain numerous affirmative and negative covenants that limit the discretion of our management with respect to certain business matters and place restrictions on us, including obligations on our part to preserve and maintain our assets and restrictions on our ability to incur or guarantee debt, to merge with or sell our assets to another company, and to make significant capital expenditures without the consent of the debenture holders. Our ability to comply with these and other provisions of such agreements may be affected by changes in economic or business conditions or other events beyond our control.

Failure to comply with the terms of our indebtedness could result in a default that could have material adverse consequences for us.

A failure to comply with the obligations contained in the agreements governing our indebtedness could result in an event of default under such agreements which could result in an acceleration of the debentures and notes and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If the indebtedness under the debentures, notes or other indebtedness were to be accelerated, there can be no assurance that our future cash flow or assets would be sufficient to repay in full such indebtedness.

We may not generate sufficient cash flow to service all of our debt obligations.

Our ability to make payments on and to refinance our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. Consequently, we cannot assure you that we will generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the agreements governing our other indebtedness; and

•	other factors, including the condition of the financial markets and our industry.

We need significant amounts of capital to operate and grow our business and to pay our debt.

We require substantial funds to operate our business, including to market our products and develop and market new products and to pay our outstanding debt as it comes due. To the extent that we are unable to fully fund our operations, including repaying our outstanding debt, through profitable sales of our products and services, we will need to seek additional funding, including through the issuance of equity or debt securities. In addition, based on our internal forecasts and the assumptions described under “Liquidity and Capital Resources” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we believe that our present cash position and anticipated cash flows from operations should be sufficient to satisfy our current estimated cash requirements through the next twelve months. However, in the event our internal forecasts and other assumptions prove to be incorrect, we may need to seek additional funding. There can be no assurance that we will obtain any such additional financing in a timely manner, on acceptable terms, or at all. Moreover, the issuance by us of additional debt or equity is severely restricted by the terms of our existing indebtedness. If additional funds are raised by issuing equity securities or convertible debt securities, stockholders may incur further dilution. If we incur additional indebtedness, we may be subject to affirmative and negative covenants that may restrict our ability to operate or finance our business. If additional funding is not secured, we will have to modify, reduce, defer or eliminate parts of our present and anticipated future commitments and/or programs.

The payment by us of our secured convertible notes in stock or the conversion of such notes by the holders could result in substantial numbers of additional shares being issued, with the number of such shares increasing if and to the extent our market price declines, diluting the ownership percentage of our existing stockholders.

In September 2005, we issued $17.5 million in secured convertible notes due March 31, 2008. The Notes are convertible at the option of the holders at a fixed conversion price of $1.00. We will repay the principal amount of the notes over the next two and one-half years, with the principal amount being amortized in twelve payments payable at our option in cash and/or stock, provided certain conditions are met; the failure to meet such conditions could make us unable to pay our notes, causing us to default. If the price of our common stock is above $1.00, the holders of our notes will presumably convert their notes to stock when payments are due, or before, resulting in the issuance of up to an additional 17.5 million shares of common stock.

In the event we elect to make payments of principal on our convertible notes in stock, either because our cash position at the time makes it necessary or we otherwise deem it advisable, the price used to determine the number of shares to be issued will be calculated using an 8% discount to the average trading price of our common stock during 17 of the 20 consecutive trading days ending two days before the payment date. Accordingly, the lower the market price of our common stock at the time at which we make payments of principal in stock, the greater the number of shares we will be obliged to issue and the greater the dilution to our existing stockholders.

In either case, the issuance of the additional shares of our common stock could adversely affect the market price of our common stock.

We have pledged a substantial portion of our assets to secure our borrowings.

Our debentures and notes are secured by a substantial portion of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditors to satisfy our obligations to the secured creditors, which could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

Any inability to continue to make use from time to time of our subsidiaries’ current working capital lines of credit could have an adverse effect on our ability to do business.

From time to time our working capital needs are partially dependent on our subsidiaries’ lines of credit. In the event that we are unable to continue to make use of our subsidiaries’ lines of credit for working capital on economically feasible terms, our business, operating results and financial condition could be adversely affected.

We may not be successful in operating new businesses.

Prior to the acquisitions of IES and MDT in 2002 and the acquisitions of FAAC and Epsilor in January 2004 and AoA in August 2004, our primary business was the marketing and sale of products based on primary and refuelable Zinc-Air fuel cell technology and advancements in battery technology for defense and security products and other military applications, electric vehicles and consumer electronics. As a result of our acquisitions, a substantial component of our business is the marketing and sale of hi-tech multimedia and interactive training solutions and sophisticated lightweight materials and advanced engineering processes used to armor vehicles. These are relatively new businesses for us and our management group has limited experience operating these types of businesses. Although we have retained our acquired companies’ management personnel, we cannot assure that such personnel will continue to work for us or that we will be successful in managing these new businesses. If we are unable to successfully operate these new businesses, our business, financial condition and results of operations could be materially impaired.

Our earnings will decline if we write off additional goodwill and other intangible assets.

As of December 31, 2004, we have recorded goodwill of $39.7 million. On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires goodwill to be tested for impairment on adoption of the Statement, at least annually thereafter, and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units. We performed the required annual impairment test of goodwill, based on our projections and using expected future discounted operating cash flows. As of September 30, 2005, we identified in AoA an impairment of goodwill in the amount of $11.6 million.

Our and our subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of September 30, 2005, we identified an impairment of backlog previously identified with the AoA acquisition and as a result we recorded an impairment loss in the amount of $346,000.

We will continue to assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results

We may consider acquisitions in the future to grow our business, and such activity could subject us to various risks.

We may consider acquiring companies that will complement our existing operations or provide us with an entry into markets we do not currently serve. Growth through acquisitions involves substantial risks, including the risk of improper valuation of the acquired business and the risk of inadequate integration. There can be no assurance that suitable acquisition candidates will be available, that we will be able to acquire or manage profitably such additional companies or that future acquisitions will produce returns that justify our investments in such companies. In addition, we may compete for acquisition and expansion opportunities with companies that have significantly greater resources than we do. Furthermore, acquisitions could disrupt our ongoing business, distract the attention of our senior officers, increase our expenses, make it difficult to maintain our operational standards, controls and procedures and subject us to contingent and latent risks that are different, in nature and magnitude, than the risks we currently face.

We may finance future acquisitions with cash from operations or additional debt or equity financings. There can be no assurance that we will be able to generate internal cash or obtain financing from external sources or that, if available, such financing will be on terms acceptable to us. The issuance of additional common stock to finance acquisitions may result in substantial dilution to our stockholders. Any debt financing may significantly increase our leverage and may involve restrictive covenants which limit our operations.

We may not successfully integrate our prior acquisitions.

In light of our acquisitions of IES, MDT, FAAC, Epsilor and AoA, our success will depend in part on our ability to manage the combined operations of these companies and to integrate the operations and personnel of these companies along with our other subsidiaries and divisions into a single organizational structure. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and divisions and our acquired businesses into a single organizational structure. Integration of these operations could also place additional pressures on our management as well as on our key technical resources. The failure to successfully manage this integration could have an adverse material effect on us.

If we are successful in acquiring additional businesses, we may experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management, resources and management information systems. Our failure to manage any such rapid growth effectively could have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to manage our growth, our operating results will be impaired.

As a result of our acquisitions, we are currently experiencing a period of significant growth and development activity which has placed a significant strain on our personnel and resources. Our activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of our management personnel have had limited or no experience in managing growing companies. We have sought to manage our current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, our failure to manage growth effectively could adversely affect our results of operations.

A significant portion of our business is dependent on government contracts and reduction or reallocation of defense or law enforcement spending could reduce our revenues.

Many of the customers of IES, FAAC and AoA to date have been in the public sector of the U.S., including the federal, state and local governments, and in the public sectors of a number of other countries, and most of MDT’s customers have been in the public sector in Israel, in particular the Ministry of Defense. Additionally, all of EFB’s sales to date of battery products for the military and defense sectors have been in the public sector in the United States. A significant decrease in the overall level or allocation of defense or law enforcement spending in the U.S. or other countries could reduce our revenues and have a material adverse effect on our future results of operations and financial condition. MDT has already experienced a slowdown in orders from the Ministry of Defense due to budget constraints and a requirement of U.S. aid to Israel that a substantial proportion of such aid be spent in the U.S., where MDT has only recently opened a factory.

Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies as well as to changes in training and purchasing priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government and contractors may be suspended or debarred for misconduct at the discretion of the government. There can be no assurance that these factors or others unique to government contracts or the loss or suspension of necessary regulatory licenses will not reduce our revenues and have a material adverse effect on our future results of operations and financial condition.

Our U.S. government contracts may be terminated at any time and may contain other unfavorable provisions.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Our U.S. government contracts contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our products, services and associated materials.

Government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. If we are audited, we will not be reimbursed for any costs found to be improperly allocated to a specific contract, while we would be required to refund any improper costs for which we had already been reimbursed. Therefore, an audit could result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with United States government agencies. We could suffer serious reputational harm if allegations of impropriety were made against us. A governmental determination of impropriety or illegality, or an allegation of impropriety, could have a material adverse effect on our business, financial condition or results of operations.

We may be liable for penalties under a variety of procurement rules and regulations, and changes in government regulations could adversely impact our revenues, operating expenses and profitability.

Our defense and commercial businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. Among the most significant regulations are the following:

•	the U.S. Federal Acquisition Regulations, which regulate the formation, administration and performance of government contracts;

•	the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations; and

•	the U.S. Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

These regulations affect how we and our customers do business and, in some instances, impose added costs on our businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government.

Our operating margins may decline under our fixed-price contracts if we fail to estimate accurately the time and resources necessary to satisfy our obligations.

Some of our contracts are fixed-price contracts under which we bear the risk of any cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions that we used in bidding for the contract. Often, we are required to fix the price for a contract before we finalize the project specifications, which increases the risk that we will mis-price these contracts. The complexity of many of our engagements makes accurately estimating our time and resources more difficult. In the event we fail to estimate our time and resources accurately, our expenses will increase and our profitability, if any, under such contracts will decrease.

If we are unable to retain our contracts with the U.S. government and subcontracts under U.S. government prime contracts in the competitive rebidding process, our revenues may suffer.

Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of our significant contracts or nonrenewal of several of our significant contracts, could result in significant revenue shortfalls.

The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us.

U.S. military contracts account for a significant portion of our business. The U.S. military funds these contracts in annual increments. These contracts require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military’s budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. None of our contracts with the U.S. military has a minimum purchase commitment, and the U.S. military generally has the right to cancel its contracts unilaterally without prior notice. We manufacture for the U.S. aircraft and land vehicle armor systems, protective equipment for military personnel and other technologies used to protect soldiers in a variety of life-threatening or catastrophic situations, and batteries for communications devices. The loss of, or a significant reduction in, U.S. military business for our aircraft and land vehicle armor systems, other protective equipment, or batteries could have a material adverse effect on our business, financial condition, results of operations and liquidity.

A reduction of U.S. force levels in Iraq may affect our results of operations.

Since the invasion of Iraq by the U.S. and other forces in March 2003, we have received steadily increasing orders from the U.S. military for armoring of vehicles and military batteries. These orders are the result, in substantial part, from the particular combat situations encountered by the U.S. military in Iraq. We cannot be certain to what degree the U.S. military would continue placing orders for our products if the U.S. military were to reduce its force levels or withdraw completely from Iraq. A significant reduction in orders from the U.S. military could have a material adverse effect on our business, financial condition, results of operations and liquidity.

There are limited sources for some of our raw materials, which may significantly curtail our manufacturing operations.

The raw materials that we use in manufacturing our armor products include Kevlar®, a patented product of E.I. du Pont de Nemours Co., Inc. We purchase Kevlar in the form of woven cloth from various independent weaving companies. In the event Du Pont and/or these independent weaving companies were to cease, for any reason, to produce or sell Kevlar to us, we might be unable to replace it with a material of like weight and strength, or at all. Thus, if our supply of Kevlar were materially reduced or cut off or if there were a material increase in the price of Kevlar, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition and results of operations could be materially adversely affected.

Some of the components of our products pose potential safety risks which could create potential liability exposure for us.

Some of the components of our products contain elements that are known to pose potential safety risks. In addition to these risks, there can be no assurance that accidents in our facilities will not occur. Any accident, whether occasioned by the use of all or any part of our products or technology or by our manufacturing operations, could adversely affect commercial acceptance of our products and could result in significant production delays or claims for damages resulting from injuries. Any of these occurrences would materially adversely affect our operations and financial condition. In the event that our products, including the products manufactured by MDT and AoA, fail to perform as specified, users of these products may assert claims for substantial amounts. These claims could have a materially adverse effect on our financial condition and results of operations. There is no assurance that the amount of the general product liability insurance that we maintain will be sufficient to cover potential claims or that the present amount of insurance can be maintained at the present level of cost, or at all.

Our fields of business are highly competitive.

The competition to develop defense and security products and electric vehicle battery systems, and to obtain funding for the development of these products, is, and is expected to remain, intense.

Our defense and security products compete with other manufacturers of specialized training systems, including Firearms Training Systems, Inc., a producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. In addition, we compete with manufacturers and developers of armor for cars and vans, including O’Gara-Hess & Eisenhardt, a division of Armor Holdings, Inc.

Our battery technology competes with other battery technologies, as well as other Zinc-Air technologies. The competition in this area of our business consists of development stage companies, major international companies and consortia of such companies, including battery manufacturers, automobile manufacturers, energy production and transportation companies, consumer goods companies and defense contractors.

Various battery technologies are being considered for use in electric vehicles and defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-zinc, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide, primary lithium, rechargeable alkaline and Zinc-Air.

Many of our competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours. If we are unable to compete successfully in each of our operating areas, especially in the defense and security products area of our business, our business and results of operations could be materially adversely affected.

Our business is dependent on proprietary rights that may be difficult to protect and could affect our ability to compete effectively.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements.

Litigation, or participation in administrative proceedings, may be necessary to protect our proprietary rights. This type of litigation can be costly and time consuming and could divert company resources and management attention to defend our rights, and this could harm us even if we were to be successful in the litigation. In the absence of patent protection, and despite our reliance upon our proprietary confidential information, our competitors may be able to use innovations similar to those used by us to design and manufacture products directly competitive with our products. In addition, no assurance can be given that others will not obtain patents that we will need to license or design around. To the extent any of our products are covered by third-party patents, we could need to acquire a license under such patents to develop and market our products.

Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. In addition, competition is intense, and there can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. In the event of patent litigation, we cannot assure you that a court would determine that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for those inventions. If existing or future third-party patents containing broad claims were upheld by the courts or if we were found to infringe third-party patents, we may not be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure to obtain these licenses could cause delays in the introduction of our products or necessitate costly attempts to design around such patents, or could foreclose the development, manufacture or sale of our products. We could also incur substantial costs in defending ourselves in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through non-disclosure and confidentiality agreements with our customers, employees, consultants, and entities with which we maintain strategic relationships. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

We are dependent on key personnel and our business would suffer if we fail to retain them.

We are highly dependent on the presidents of our IES, FAAC and AoA subsidiaries and the general managers of our MDT and Epsilor subsidiaries, and the loss of the services of one or more of these persons could adversely affect us. We are especially dependent on the services of our Chairman, President and Chief Executive Officer, Robert S. Ehrlich. The loss of Mr. Ehrlich could have a material adverse effect on us. We are party to an employment agreement with Mr. Ehrlich, which agreement expires at the end of 2007. We do not have key-man life insurance on Mr. Ehrlich.

There are risks involved with the international nature of our business.

A significant portion of our sales are made to customers located outside the U.S., primarily in Europe and Asia. In 2004, 2003 and 2002, without taking account of revenues derived from discontinued operations, 19%, 42% and 56%, respectively, of our revenues, were derived from sales to customers located outside the U.S. We expect that our international customers will continue to account for a substantial portion of our revenues in the near future. Sales to international customers may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, foreign taxes, longer payment cycles and changes in import/export regulations and tariff rates. In addition, various forms of protectionist trade legislation have been and in the future may be proposed in the U.S. and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect our sales to international customers.

Investors should not purchase our common stock with the expectation of receiving cash dividends.

We currently intend to retain any future earnings for funding growth and, as a result, do not expect to pay any cash dividends in the foreseeable future.

Market-Related Risks

The price of our common stock is volatile.

The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

•	announcements by us, our competitors or our customers;

•	the introduction of new or enhanced products and services by us or our competitors;

•	changes in the perceived ability to commercialize our technology compared to that of our competitors;

•	rumors relating to our competitors or us;

•	actual or anticipated fluctuations in our operating results;

•	the issuance of our securities, including warrants, in connection with financings and acquisitions; and

•	general market or economic conditions.

If our shares were to be delisted, our stock price might decline further and we might be unable to raise additional capital.

One of the continued listing standards for our stock on the Nasdaq Stock Market (both the Nasdaq National Market, on which our stock is currently listed, and the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market)) is the maintenance of a $1.00 bid price. Our stock price is currently below $1.00, and has been so since August 15, 2005. On September 27, 2005), we received a notice from Nasdaq to the effect that our common stock does not satisfy the minimum bid price rule (Nasdaq Marketplace Rule 4350(a)(5)), and that in accordance with the rules of the Nasdaq National Market, we will be provided 180 calendar days, or until March 27, 2006, to regain compliance with the Nasdaq’s minimum bid price rule or be delisted from the Nasdaq National Market.

If our common stock were to be delisted from the Nasdaq National Market, we might apply to be listed on the Nasdaq Capital Market if we then met the initial listing standards of the Nasdaq Capital Market (other than the $1.00 minimum bid standard). If we were to move to the Nasdaq Capital Market, current Nasdaq regulations would give us the opportunity to obtain an additional 180-day grace period (until September 23, 2006) if we meet certain net income, stockholders’ equity or market capitalization criteria; if at the end of that period we had not yet achieved compliance with the minimum bid price rule, we would be subject to delisting from the Nasdaq Capital Market. Although we would have the opportunity to appeal any potential delisting, there can be no assurances that this appeal would be resolved favorably. As a result, there can be no assurance that our common stock will remain listed on the Nasdaq Stock Market.

While our stock would continue to trade on the over-the-counter bulletin board following any delisting from the Nasdaq, any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. Trading volume of over-the-counter bulletin board stocks has been historically lower and more volatile than stocks traded on an exchange or the Nasdaq Stock Market. As a result, holders of our securities could find it more difficult to sell their securities. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public equity markets.

In addition, if we fail to maintain Nasdaq listing for our securities, and no other exclusion from the definition of a “penny stock” under the Securities Exchange Act of 1934, as amended, is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of our securities held in the customer’s account. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer’s confirmation. If brokers become subject to the “penny stock” rules when engaging in transactions in our securities, they would become less willing to engage in transactions, thereby making it more difficult for our stockholders to dispose of their shares.

Additionally, delisting from the Nasdaq Stock Market would constitute an event of default under certain of our debt instruments.

Our management has determined that we have material weaknesses in our internal controls. If we fail to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results.

We have, with our auditors’ concurrence, identified significant deficiencies that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board (PCAOB). A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our auditors have reported to us that at December 31, 2004, we had material weaknesses for inadequate controls related to the financial statement close process, convertible debentures and share capital processes as it applies to non-routine and highly complex financial transactions. The material weaknesses arise from insufficient staff with technical accounting expertise to independently apply our accounting policies, as they relate to non-routine and highly complex transactions, in accordance with U.S. generally accepted accounting principles.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we have taken or will take to remediate any material weaknesses or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our rapid growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in material mis-statements in our financial statements, harm our operating results, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

A substantial number of our shares are available for sale in the public market and sales of those shares could adversely affect our stock price.

Sales of a substantial number of shares of common stock into the public market, or the perception that those sales could occur, could adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. As of October 31, 2005, we had 90,204,708 shares of common stock issued and outstanding (prior to cancellation of 3,479,464 shares returned to us in connection with the FAAC earnout). Of these shares, most are freely transferable without restriction under the Securities Act of 1933 or pursuant to effective resale registration statements, and a substantial portion of the remaining shares may be sold subject to the volume restrictions, manner-of-sale provisions and other conditions of Rule 144 under the Securities Act of 1933.

Exercise of our warrants, options and convertible debt could adversely affect our stock price and will be dilutive.

As of October 31, 2005, there were outstanding warrants to purchase a total of 22,211,463 shares of our common stock at a weighted average exercise price of $1.44 per share, options to purchase a total of 9,661,647 shares of our common stock at a weighted average exercise price of $1.32 per share, of which 7,707,830 were vested, at a weighted average exercise price of $1.33 per share, and outstanding debentures and notes convertible into a total of 20,656,298 shares of our common stock at a weighted average conversion price of $1.07 per share. Holders of our options, warrants and convertible debt will probably exercise or convert them only at a time when the price of our common stock is higher than their respective exercise or conversion prices. Accordingly, we may be required to issue shares of our common stock at a price substantially lower than the market price of our stock. This could adversely affect our stock price. In addition, if and when these shares are issued, the percentage of our common stock that existing stockholders own will be diluted.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a takeover.

Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	divide our board of directors into three classes serving staggered three-year terms;

•	only permit removal of directors by stockholders “for cause,” and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

•	allow us to issue preferred stock without any vote or further action by the stockholders.

The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

Israel-Related Risks

A significant portion of our operations takes place in Israel, and we could be adversely affected by the economic, political and military conditions in that region.

The offices and facilities of three of our subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel’s pre-1967 borders). Most of our senior management is located at EFL’s facilities. Although we expect that most of our sales will be made to customers outside Israel, we are nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan, the Palestine Liberation Organization and the Palestinian Authority, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, since September 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, and a significant increase in terror and violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and us. Moreover, the current political and security situation in the region has already had an adverse effect on the economy of Israel, which in turn may have an adverse effect on us.

Service of process and enforcement of civil liabilities on us and our officers may be difficult to obtain.

We are organized under the laws of the State of Delaware and will be subject to service of process in the United States. However, approximately 22% of our assets are located outside the United States. In addition, two of our directors and most of our executive officers are residents of Israel and a portion of the assets of such directors and executive officers are located outside the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. As a result, it may not be possible for investors to enforce or effect service of process upon these directors and executive officers or to judgments of U.S. courts predicated upon the civil liability provisions of U.S. laws against our assets, as well as the assets of these directors and executive officers. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Israel.

Exchange rate fluctuations between the U.S. dollar and the Israeli NIS may negatively affect our earnings.

Although a substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, a portion of our costs, including personnel and facilities-related expenses, is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. In 2005, the inflation adjusted NIS depreciated against the dollar.

Some of our agreements are governed by Israeli law.

Israeli law governs some of our agreements, such as our lease agreements on our subsidiaries’ premises in Israel, and the agreements pursuant to which we purchased IES, MDT and Epsilor. While Israeli law differs in certain respects from American law, we do not believe that these differences materially adversely affect our rights or remedies under these agreements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,”“anticipates,”“estimates” and similar expressions identify forward-looking statements. These statements are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption “Risk Factors” and elsewhere in this prospectus, refer to product and technology development; the uncertainty of the market for our products; changing economic conditions; delay, cancellation or non-renewal, in whole or in part, of contracts or of purchase orders; our ability to remain listed on the Nasdaq Stock Market in accordance with the Nasdaq’s $1.00 minimum bid price and other continued listing standards; dilution resulting from issuances of our common stock upon conversion or payment of our outstanding convertible debt, which would be increasingly dilutive if and to the extent that the market price of our stock decreases. The forward-looking statements also include our expectations concerning factors affecting the markets for our products.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus.

All such forward-looking statements are current only as of the date on which such statements were made. We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

You should rely only on the information in this prospectus and the additional information described under the heading “Where You Can Find Additional Information.” We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THE OFFERING

On September 29, 2005, we entered into a Securities Purchase Agreement with the Selling Stockholders pursuant to which we raised an aggregate of $17,500,000 before issuance and related costs, and issued senior secured convertible notes in the aggregate principal amount of $17,500,000 and warrants to purchase up to 5,250,000 shares of our common stock at an exercise price of $1.10 per share.

The notes are convertible at any time at the option of the investors into shares of our common stock at a conversion price of $1.00 per share. The last installment of principal is due on March 31, 2008. The notes bear interest at a rate of the applicable six-month LIBOR rate plus 6% per annum, subject to periodic adjustment, provided that the interest rate shall not be less than 10% per annum or greater than 12.5% per annum other than upon an event of default as provided in the notes. The first interest payment on the notes is due on December 31, 2005, and thereafter accrued interest is payable quarterly in arrears. From the proceeds of the notes, we purchased a $2,625,000 letter of credit to secure our interest payments and certain other obligations under the notes.

The notes have a term of two and one-half years, and one-twelfth of the principal amount is payable on each of January 31, 2006, March 31, 2006, May 31, 2006, July 31, 2006, September 30, 2006, November 30, 2006, May 31, 2007, July 31, 2007, September 30, 2007, November 30, 2007, January 31, 2008, and March 31, 2008. We have the option to pay principal in cash or, subject to the satisfaction of the “Equity Conditions” described below, shares of our common stock or a combination thereof. In the event we elect to make such payments in stock, the price used to determine the number of shares to be issued will be based on 92% of the arithmetic average trading price of our common stock during 17 of the 20 consecutive trading days ending two days before the payment date. In order to have a sufficient number of registered common stock to facilitate payments of principal installments in shares of our common stock, we are registering 130% of the number of shares issuable upon conversion of the notes.

The “Equity Conditions” require that, during the period beginning 15 trading days before the date we are required to provide notice of our election until the date of the applicable principal payment, interest payment or mandatory conversion, (1) this registration statement must be effective or all shares of our common stock must be eligible for sale without restriction and without the need for registration, (2) our common stock must be designated for quotation on an “Eligible Market” (which term includes the Nasdaq National Market, the Nasdaq Capital Market and the OTC Bulletin Board) and shall not have been suspended from trading nor shall suspension have been threatened or pending (other than in connection with failure to satisfy Nasdaq’s $1.00 minimum bid price listing standard), (3) we must have delivered shares to the holders on a timely basis in connection with any conversion of the notes or any exercise of the warrants, (4) we must be able to issue the applicable shares in full without exceeding the volume limitations set forth in the notes and the warrants, (5) we must have timely made any payments that became due and payable under the notes, (6) there must not have been a public announcement of a pending or intended fundamental transaction which has not been abandoned, (7) there must not have occurred an event of default or an event that could constitute an event of default under the notes, (8) we must not have knowledge of any fact that would cause the shares not to be eligible for resale, and (9) we must not be in breach of any provision, covenant, representation or warranty of any agreement executed in connection with the transaction to the extent that such breach would have a material adverse effect.

Under the terms of the Securities Purchase Agreement, we have granted the investors (i) a second position security interest in the stock of MDT Armor Corporation, IES Interactive Training, Inc. and M.D.T. Protective Industries, Ltd. (junior to the security interest of the holders of our 8% secured convertible debentures due September 30, 2006) and in the assets of FAAC Incorporated (junior to the security interest of a bank that extends to FAAC Corporation a $5 million line of credit) and in any stock that we acquire in future Acquisitions (as defined in the Securities Purchase Agreement) and (ii) a first position security interest in the assets of all of our other active United States subsidiaries, all pursuant to the terms of separate security agreements. Our active United States subsidiaries are also acting as guarantors of our obligations under the notes.

The warrants to purchase up to 5,250,000 shares of our common stock are exercisable at $1.10 per share beginning March 30, 2006 through the date that is one year from the date of this prospectus.

The Selling Stockholders and the specific number of shares that they may resell through this prospectus are listed on page 23.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the stockholder who offers and sells them. We will not receive any proceeds from this offering. However, we would receive proceeds of approximately $5,775,000 if all of the warrants issued to the selling stockholders and outstanding as of the date of this prospectus are exercised for cash. Any such funds would be used for general corporate purposes.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling shareholders are issuable upon conversion of the convertible notes or exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see “About the Offering,” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the (i) convertible notes and warrants issued pursuant to the Securities Purchase Agreement, (ii) shares of common stock issued pursuant to the Securities Purchase Agreements dated July 15, 2004 and warrants issued in connection therewith, and (iii) convertible debentures and warrants issued pursuant to the Securities Purchase Agreement dated September 30, 2003, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the convertible notes and warrants, as of October 15, 2005, assuming conversion of all convertible notes and exercise of all warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus generally covers the resale of at least 130% of the number of shares of common stock issuable upon conversion of the convertible notes and 100% of the number of shares of common stock issuable upon exercise of the warrants, as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the number of shares issuable by us if we elect to make principal payments in shares of our common stock will be based on the market price of our stock at the time of such election, , the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the convertible notes and warrants, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted or upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying debentures held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

			Shares Beneficially Owned After Offering(2)
Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number	Percent
Smithfield Fiduciary LLC (3)	20,407,822(4)	12,800,000	7,607,822	7.9%
Omicron Master Trust (3)	8,837,433(5)	5,600,000	3,237,433	3.5%
Portside Growth and Opportunity Fund (3)	6,065,219(6)	4,000,000	2,065,219	2.2%
Iroquois Master Fund Ltd. (3)	2,600,000(7)	2,600,000	0	-

(1)	Assumes that the selling stockholders acquire no additional shares of common stock before completion of this offering.
(2)
Assumes that all of the shares offered by the selling stockholders under this prospectus are sold. Percentage ownership is computed in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and is based on 90,204,708 shares issued and outstanding as of October 15, 2005.

(3)	The terms of the notes and warrants whose underlying shares of common stock are included for resale under this prospectus prohibit exercise of the notes and warrants to the extent that exercise of the notes and warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock.

(4)
Consists of (i) 10,400,000 shares of common stock, which is 130% of the 8,000,000 shares issuable upon conversion of notes issued in September 2005, (ii) 2,400,000 shares of common stock issuable upon exercise of the warrants issued in connection with the notes, (iii) 4,514,367 shares of common stock issuable upon exercise of warrants issued in July 2004, (iv) 363,300 shares of common stock issuable upon exercise of other warrants, (v) 1,448.276 shares of common stock issuable upon conversion of certain convertible debentures, and (vi) 785,308 shares of common stock. Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the securities held by Smithfield. Messrs. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield.

(5)
Consists of (i) 4,550,000 shares of common stock, which is 130% of the 3,500,000 shares issuable upon conversion of notes issued in September 2005, (ii) 1,050,000 shares of common stock issuable upon exercise of the warrants issued in connection with the notes, (iii) 1,213,829 shares of common stock issuable upon exercise of warrants issued in July 2004, (iv) 228,800 shares of common stock issuable upon exercise of other warrants, (v) 163,793 shares of common stock issuable upon conversion of certain convertible debentures, and (vi) 1,631,011 shares of common stock. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the securities owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the securities owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such securities. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the securities owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the securities owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the securities owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such securities and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the securities being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(6)
Consists of (i) 3,250,000 shares of common stock, which is 130% of the 2,500,000 shares issuable upon conversion of notes issued in September 2005, (ii) 750,000 shares of common stock issuable upon exercise of the warrants issued in connection with the notes, (iii)1,288,829 shares of common stock issuable upon exercise of warrants issued in July 2004, (iv) 155,700 shares of common stock issuable upon exercise of other warrants, and (v) 620,290 shares of common stock issuable upon conversion of certain convertible debentures. Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Each of Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the securities held by Portside.

(7)
Consists of (i) 2,600,000 shares of common stock, which is 130% of the 2,000,000 shares issuable upon conversion of notes, and (ii) 600,000 shares of common stock issuable upon exercise of the warrants issued in connection with the notes. Joshua Silverman has voting control and investment discretion over the securities held by this selling stockholder. Mr. Silverman disclaims beneficial ownership of the securities held by Iroquois Master Fund Ltd.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible notes and exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

➢	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

➢	in the over-the-counter market;

➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

➢	through the writing of options, whether such options are listed on an options exchange or otherwise;

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

➢	an exchange distribution in accordance with the rules of the applicable exchange;

➢	privately negotiated transactions;

➢	short sales;

➢	sales pursuant to Rule 144;

➢	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

➢	a combination of any such methods of sale; and

➢	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution may be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $16,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Our common stock is currently traded on the Nasdaq National Market under the symbol “ARTX.”

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 250,000,000 shares of common stock par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2005, 90,204,708 shares of common stock were issued and outstanding (prior to cancellation of 3,479,464 shares returned to us in connection with the FAAC earnout), 555,333 shares of common stock were held as treasury shares, and no shares of preferred stock were issued and outstanding.

The additional shares of our authorized stock available for issuance might be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our amended and restated certificate of incorporation, as amended, and bylaws for additional information.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as required under Delaware law or the rules of the Nasdaq National Market, the rights of stockholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock. At present, we have no plans to issue preferred stock.

Certain Charter Provisions

Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	divide our board of directors into three classes serving staggered three-year terms;

•	only permit removal of directors by stockholders “for cause,” and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

•	allow us to issue preferred stock without any vote or further action by the stockholders.

The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

DESCRIPTION OF COMMON STOCK WARRANTS

Each warrant entitles the holder to purchase, at an exercise price $1.10 per share, one share of our common stock. Subject to the provision contained in the warrant restricting exercise of the warrant and described under “Selling Stockholders,”the warrant is exercisable by the holder at any time after March 30, 2006 and will expire on one year anniversary of the date of this prospectus.

The warrants are generally exercisable by the holder, in whole or in part, by surrender to us of the warrant, together with a completed exercise agreement, and payment by the holder of the aggregate exercise price in cash, or, in limited circumstances, by effecting a cashless exercise. Upon any exercise of the warrant, we will forward to the holder, as soon as practicable, but not exceeding three business days after proper exercise, a certificate representing the number of shares of common stock purchased upon such exercise. If less than all of the shares represented by the warrant are purchased, we will also deliver to the holder a new warrant representing the right to purchase the remaining shares. The shares of common stock purchased by the holder upon exercise of the warrant will be deemed to have been issued as of the close of business on the date the warrant is surrendered to us as described above.

The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holder’s beneficial interest in the common stock in the event we:

➢	declare or pay a dividend in shares of common stock or make a distribution of shares of common stock to holders of our outstanding common stock;

➢	subdivide or combine our common stock; or

➢	issue shares of our capital stock in any reclassification of our common stock.

Except as described above, a holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of common stock which may be purchased when the warrant is exercised.

LEGAL MATTERS

Lowenstein Sandler PC, Roseland, New Jersey will pass upon the validity of the shares of common stock offered by this prospectus for us.

EXPERTS

Our consolidated financial statements (and schedule) appearing in our Annual Report (Form 10-K) for the year ended December 31, 2004, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in our Form 10-K/A (which did not include an evaluation of the internal control over financial reporting of Armour of America, Incorporated), have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in its reports thereon, which at to the report on internal control over financial reporting contains an explanatory paragraph describing the above-referenced exclusion of Armour of America, Incorporated from the scope of management’s assessment (which conclude, among other things, that we did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein), included therein and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Armour of America, Incorporated referred to in our Annual Report (Form 10-K) for the year ended December 31, 2004 have been audited by Stark Winter Schenkein & Co., LLP, independent registered public accounting firm, to the extent and for the periods noted in our annual report, in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Website that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http://www.sec.gov.

This prospectus is part of a Form S-3 registration statement that we have filed with the Securities and Exchange Commission relating to the shares of our common stock being offered hereby. This prospectus does not contain all of the information in the Registration Statement and its exhibits. The Registration Statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the Securities and Exchange Commission’s Public Reference Room or through its Website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. The documents we incorporate by reference are:

•	the description of our common stock contained in our registration statement on Form 8-A, Commission File No. 0-23336, as filed with the Securities and Exchange Commission on February 2, 1994;

•
our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 31, 2005, as amended by our amended Annual Reports on Form 10-K/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 2, 2005 and August 15, 2005;

•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, as filed with the Securities and Exchange Commission on May 16, 2005, August 15, 2005 and November 14, 2005, respectively;

•	our current reports on Form 8-K filed with the Securities and Exchange Commission on May 17, 2005, May 23, 2005 and September 30, 2005; and

•	our definitive proxy statements on Schedule 14A, as filed with the Securities and Exchange Commission on June 7, 2005 and November 9, 2005.

All reports and other documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the common stock hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports that we “furnish” to the Commission will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials, at no cost, by telephoning us at the following address:
Arotech Corporation
354 Industry Drive
Auburn, Alabama 36832
Attention: General Counsel and Secretary
(334) 502-9001

You should rely only on the information in this prospectus and the additional information described under the heading “Where You Can Find More Information.” We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we nor the Selling Stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

28,000,000 Shares
Common Stock

PROSPECTUS

November 25, 2005